P.E. 1/31/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

02014512

For the Month of **January 2002**

TradeRadius Online Inc.
(formerly BidCrawler.com Online Inc.)
(Translation of registrant's name into English)

9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre
Vancouver, BC, V7X 1M8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant of Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F ______ Form 40-F ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2002

TradeRadius Online Inc.

By: [signature]
[Print] Name: Marion McGrath,
Title: Director

Index

TradeRadius Online Inc.
9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC, V7X 1M8
Telephone: (604) 893-7062

FOR IMMEDIATE RELEASE
January 8, 2002

CDNX Trading Symbol: TDO.V
OTCBB: TDOLF

Investor Contacts:
George M. Leary
(403) 258-1395
gml@traderadius.com

COMPLETION OF DASHBOARD PROTOTYPE

BELLEVUE, WA – January 8, 2002 – TradeRadius Online Inc. (CDNX: TDO, OTCBB: TDOLF), reported today that the company is progressing well in its search for strategic partners. TradeRadius President Greg Stone states that, "We are currently talking with several potential partners for the purpose of forming strategic alliances that will assist us in getting the Dashboard quickly out into the market." With the completion of the Dashboard prototype last month, the company is sticking closely to its timeline of finding a strategic partner early in 2002. The company also sees positive trends in the market. The B2B market has seen a recent surge of activity -- the U.S. Bancorp Piper Jaffray B2BEC Index shows an increase of over 30% over the past month and TradeRadius intends to take advantage of this upswing. "Most of the companies that were in this space a year ago are no longer in business. Those of us who have weathered the storm will be the ones that help shape the future of B2B Electronic Commerce. We expect 2002 to be a very positive year for TradeRadius."

Also, in anticipation of strategic partnerships early in 2002 in order to take the Dashboard out into the market; the Company is actively engaged in evaluating other business opportunities for acquisition in order to diversify.

About TradeRadius Online Inc.
Headquartered in Bellevue, Washington, TradeRadius Online Inc. trades on the Canadian Venture Exchange under the symbol TDO.V and on the OTC Bulletin Board under the symbol TDOLF. TradeRadius is an electronic commerce software and online services provider. The Company empowers purchasing and sales professionals by organizing the online marketplace and managing trading activities. To learn more about TradeRadius please visit http://www.traderadius.com.

BY ORDER OF THE BOARD OF DIRECTORS

"George M. Leary", Chairman